FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

- ------------------------------------------------------------------------------
1. Name and Address of Reporting Person

   Holmes            Charles               S.
- -----------------------------------------------------
   (Last)            (First)            (Middle)

   P.O. Box 2850
- -----------------------------------------------------
                     (Street)

  Southampton             NY            11969
- -----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

  Empire of Carolina, Inc. (EMP)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)


_______________________________________________________________________________
4. Statement for Month/Year

    6/98
_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] 10% Owner
   [X] Director
   [X] Officer (give title below)
   [ ] Other (specify below)

     Chairman
   -------------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
- ------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
- ---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
- ---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------

Common Stock              6/04/98      P             10,000       A     $0.9375          *          I              **
Common Stock              6/04/98      P             13,200       A     $1.00            *          I              **
Common Stock              6/05/98      P             20,000       A     $1.00            *          I              **
Common Stock              6/08/98      P             17,400       A     $1.00            *          I              **
Common Stock              6/09/98      P             39,200       A     $1.00            *          I              **
Common Stock              6/10/98      P             19,800       A     $1.00            *          I              **
Common Stock              6/11/98      P             50,000       A     $1.00            *          I              **
Common Stock              6/17/98      P            160,000       A     $1.00            *          I              **
Common Stock              6/22/98      P             48,000       A     $1.00            *          I             ***
Common Stock              6/23/98      P             12,000       A     $1.00            *          I             ***
Common Stock              6/24/98      P             27,700       A     $1.00            *          I             ***
Common Stock              6/25/98      P              1,100       A     $1.00            *          I             ***
Common Stock              6/26/98      P             11,200       A     $1.00            *          I             ***

* 4,273,352. Includes 135,000 Shares of Series A Preferred Stock which are convertible into 1,080,000 shares of Common Stock and 2,763,752 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.375 per share.
**  Purchased by Dianne G. Holmes.
*** Purchased for Carrie Catherine Holmes, a minor. The Shares are held by Diane
G. Holmes in a custodian account.


*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
- ------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.            6.                7.           8.          9.         10.       11.
- ----------  --------  --------  --------  ----------   ------------     --------------   ------   ----------  --------- ----------
                                                                         Title and                            Ownership
                                          Number of    Date Exer-        Amount of                            Form of
                                          Derivative   cisable and       Underlying               Number of   Deriv-
                                          Securities   Expiration        Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A) Date (Month/      (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed   Day/Year)         and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)       --------------   --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,   Date                     Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)    Exer-    Expir-          or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------   cis-     ation           ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)    able     Date    Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----   -------  -----   -----   ------   ------   ----------  --------  ----------


Explanation of Responses:

        * Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock, at the option of the holder or automatically in certain circumstances, on a one-for-one basis.

       ** Shares issued in a corporate reorganization transaction exempt from Section 16(b) of the Securities Exchange Act pursuant to Rule 16b-7(a)(l)(ii)



               /s/ Lawrence Geller, Attorney in Fact           July 10, 1998
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.